UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-258943

Broad Capital Acquisition Corp

(Exact name of registrant as specified in its charter)

5345 Annabel Lane, Plano, Texas 75093

(469) 951-3088

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-right

Class A common stock, par value $0.000001 per share

Rights to acquire 1/10th of one share of Class A common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒	☒

Rule 12g-4(a)(2) ☐	☐

Rule 12h-3(b)(1)(i) ☒	☒

Rule 12h-3(b)(1)(ii) ☐	☐

Rule 15d-6 ☐	☐

Rule 15d-22(b) ☐	☐

Approximate number of holders of record as of the certification or notice date:	6

Pursuant to the requirements of the Securities Exchange Act of 1934, Broad Capital Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

July 29, 2025

Broad Capital Acquisition Corp

By:	/s/ Johann Tse
By:	Johann Tse
Title:	Chief Executive Officer